                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                               AHL Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    001296102
                                 (CUSIP Number)

                                Graeme P. Denison
                            Caledonia Investments plc
                        Cayzer House, 30 Buckingham Gate
                            London, England SW1E 6NN
                              (011 44-207-802-8080)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
CUSIP No. 001296102
-------------------------------

--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CALEDONIA INVESTMENTS PLC
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
       3  SEC USE ONLY

--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS

          N/A
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          England
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------------------------------------------------------
        NUMBER OF         8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0  (See Item 5.)
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0  (See Item 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0  (See Item 5.)
--------------------------------------------------------------------------------
      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% (See Item 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

-------------------------------
CUSIP No. 001296102
-------------------------------

--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          THE CAYZER TRUST COMPANY LIMITED
--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                      (b)[ ]
--------------------------------------------------------------------------------
       3  SEC USE ONLY

--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS

          N/A
--------------------------------------------------------------------------------
       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          England
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------------------------------------------------------
        NUMBER OF         8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0  (See Item 5.)
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0  (See Item 5.)
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0  (See Item 5.)
--------------------------------------------------------------------------------
      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% (See Item 5.)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                  This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Caledonia Investments plc, a corporation organized under the laws of England ("Caledonia" or the "Reporting Person") with respect to the common stock, par value $0.01 per share (the "Common Stock") of AHL Services, Inc., a Georgia corporation ("AHL"). The Cayzer Trust Company Limited ("Cayzer Trust") is an indirect beneficial owner of this Common Stock given its direct holding of 37.7% of the outstanding Common Stock of Caledonia. Cayzer Trust may be deemed to control Caledonia. The filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Amendment No. 2 to the Schedule 13D filed with the SEC on April 8, 2003.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a)-(b) On August 21, 2003 (the "Effective Time"), Huevos Holdings, Inc. ("Huevos") merged with and into AHL, with AHL continuing as the surviving corporation. Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding share of Common Stock, other than shares held by the Reporting Person and the other Re-Investing Shareholders, was canceled and converted into the right to receive $1.50 in cash and (ii) each outstanding share of Common Stock held by the Re-Investing Shareholders was canceled and converted into the right to receive 1.5 shares of Series B Participating Preferred Stock of AHL.

                  In addition, AHL informed the Nasdaq SmallCap Market of the merger and requested the delisting of the Common Stock effective as of August 21, 2003. Further, on August 21, 2003, AHL filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 15 ("Form 15") with the SEC. As a result, the Common Stock shall cease to be registered under the Exchange Act in 90 days after filing the Form 15. AHL's duty to file reports required by the Exchange Act was immediately suspended upon filing the Form 15.

                  By virtue of the voting agreement in the Merger Agreement, prior to the Effective Time, the Reporting Person may have been deemed to have shared voting power with respect to an aggregate amount of 9,500,123 shares of Common Stock that were held by all of the Re-Investing Shareholders, including the Reporting Person (which amount included shares subject to options exercisable within 60 days), which constituted 62.3% of the 15,246,792 shares of Common Stock outstanding prior to the Effective Time. As a result of the merger and the transactions described above, the Reporting Person no longer may be deemed to have shared voting power with respect to any of the shares of Common Stock. The Reporting Person also does not have sole or shared dispositive power over any of the shares of Common Stock.

                  (c) Other than pursuant to transactions contemplated by the Merger Agreement, there have been no transactions in shares of the Common Stock effected during the past 60 days by the Reporting Person.

                  (d) Not applicable.

                  (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 21, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         August 26, 2003             CALEDONIA INVESTMENTS PLC



                                     By:  /s/ Graeme P. Denison
                                          --------------------------------------

                                     Name:  Graeme P. Denison
                                     Title: Company Secretary


         August 26, 2003             THE CAYZER TRUST COMPANY LIMITED


                                     By:  /s/ J.I. Mehrtens
                                          --------------------------------------

                                     Name:  J.I. Mehrtens
                                     Title: Director